Resignation of a Audit Committee Member

Woori Bank, a wholly owned subsidiary of Woori Finance Holdings Co., Ltd., announced the resignation of one of its audit committee members on May 30, 2013.

Key Details

•	Details of the resigning audit committee member

1)	Name: Wookho Chung

2) Beginning Date of Tenure: March 29, 2012

3) Ending Date of Tenure: March 29, 2014

•	Date of Resignation: May 29, 2013

•	Details of the audit committee members after the resignation

1)	Number of standing directors on the audit committee: 1

2)	Number of non-standing directors on the audit committee: 2